Emerald Health Therapeutics' Partner STENOCARE Makes First Delivery of Medical Cannabis Oil to Swedish Patients

VANCOUVER, December 29, 2020 - Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) today announced that its partner, STENOCARE A/S, completed its first shipment and delivery of Emerald medical cannabis oil to patients in Sweden.

In Sweden, several patients diagnosed with chronic nervous system pain, spasms and nausea from chemotherapy have via their doctor previously applied for a prescription for treatment with medical cannabis oil. Emerald and STENOCARE announced on September 8th approval from the Swedish Medicines Agency for STENOCARE to provide Emerald's medical cannabis oil for treatment of Swedish patients. The Swedish and Canadian Health authorities have completed the required certificates and the first shipment of medical cannabis oil is now being delivered to the Swedish patients.

STENOCARE is a leading supplier of prescription-based medical cannabis products for patients' treatment to help them improve quality of life. Emerald has an agreement to sell and supply its medical cannabis oil products to STENOCARE.

"We have been applying conventional treatment protocols to patients with neuropathic pain and find it relevant to supplement with medical cannabis. We will test how medical cannabis oil can help reduce pain, spasm and enable better mobility for patients with severe chronic pain related to cancer or nerve injuries," said Niels V. Olsen, anesthesiologist, D.M.Sc., Pain and Psychiatry Centre Malmö.

"This is the first-ever full-spectrum medical cannabis oil product to be prescribed for treatment of Swedish patients. We look forward to following the efficacy of this treatment and to continue our strategy to enter new markets," said Thomas Skovlund Schnegelsberg, CEO of STENOCARE.

"We commend STENOCARE on their success in opening a new market for medical cannabis oil and look forward to being a reliable supplier of high-quality medical cannabis oil products to serve the patients in need of these products," said Riaz Bandali, President and CEO.

About Emerald Health Therapeutics

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products with an emphasis on innovation, science and product excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

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